Contact

www.linkedin.com/in/kelley-smith-002 (LinkedIn)

Top Skills

Financial Analysis
Financial Modeling
Due Diligence

Kelley Smith

President and Founder at Kokopelli Outdoor
Aurora, Colorado, United States

Summary

Kelley is an experienced entrepreneur with a demonstrated history of working in the sporting goods industry. He has a passion for business entrepreneurship with professional skills in Start-Ups, Finance & Analytics, Valuation, and Leadership.

Experience

RovR Products
President
March 2023 - Present (3 years 4 months)
Denver, Colorado, United States

Kokopelli Packraft
President & Founder
September 2015 - Present (10 years 10 months)

As a founder at Kokopelli Packraft I have built and refined skills in the following areas:

-Business Development
-Supply Chain Management
-Financial Analysis & Reporting
-Accounting & Tax
-Product Development

Aimco
Director of Finance
November 2012 - September 2015 (2 years 11 months)

Director of Finance - Transactions & Redevelopment Finance - Responsibilities include overseeing a team of analysts responsible for underwriting transactions and capital projects on core portfolio holdings.

• Oversaw underwriting of capital projects in excess of $150mm per year
• Restructured Transactions & Redevelopment underwriting process

• Created and built the Redevelopment model used for all capital project underwriting • Led both annual and 3-year Redevelopment capital budgeting process

Economics Partners, LLC

Associate

August 2011 - November 2012 (1 year 4 months)

Greater Denver Area

• Client relationship management and project management experience
• Performed business enterprise valuations ("BEV"), Equity Valuations, stock valuation of privately held corporations, intangible property valuations including trademarks, trade names, technology, customer relationships, and software
• Technical writing experience including: IP valuation, business enterprise valuation, and transfer pricing reports
• Deep knowledge of income statements, balance sheets, cash flow statements, cost of capital, economic profit, return on invested capital, and numerous other financial measures.

Duff & Phelps

Transfer Pricing Analyst

April 2010 - August 2011 (1 year 5 months)

• Responsible for documenting over 80 year end transfer pricing documentation reports for clients
• Developed excel valuation models from scratch for IP valuations, and transfer pricing valuation projects
• Experience with a wide array of valuation methods including: DCF (FCFF, Relief from Royalty, Residual Income), Cost of Replication, Profit Split methods, comparable companies/transactions, and comparable profits
• Understanding of transfer pricing methods and researching tax codes of international tax jurisdictions

Clayton

Pricing Associate

June 2007 - April 2010 (2 years 11 months)

• Modeled CPR, CRR, CDR, and Loss Severities to project cash flows to value RMBS
• Identified, resolved, and documented 138 issues totaling $851,825 in value-adds for clients
• Developed swap payment reconciliation report for all Credit Suisse RMBS securities

• Analyzed various internal and external credit enhancements present in MBS securities • Responsible for compiling and analyzing market trends to present to the team

Mesa Verde National Park

Wildland Firefighter

June 2002 - September 2006 (4 years 4 months)

Mesa Verde National Park

• Engine Crewmember / Helicopter Crewmember at Mesa Verde National Park

• Developed and implemented physical activity program in 2005

• Served as Incident Commander on numerous type 5 fires

• Qualified as: Helicopter Crewmember • Engine Operator • Firefighter Type II

Education

University of Colorado Denver

MS, Accounting · (2009 - 2012)

Colorado State University

Bachelor of Science, Finance · (2003 - 2007)